SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 31, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒

Announcement of LM Ericsson Telephone company, dated January 31, 2006, regarding Ericsson Q4 2005 and Full Year 2005 Report.

Fourth quarter report 2005 January 31, 2006

Ericsson reports full year profit before tax of SEK 33.3 billion

•	Net sales SEK 45.7 (39.4) b. in the quarter, full year SEK 151.8 (132.0) b.

•	Net income SEK 8.5 (5.6) b. in the quarter, full year SEK 24.3 (17.5) b. 1)

•	Earnings per share SEK 0.54 (0.35) in the quarter, full year SEK 1.53 (1.11) 1)

CEO COMMENTS

“We have concluded another good year with strong sales, earnings and cash flow,” says Carl-Henric Svanberg, President and CEO of Ericsson. “We also continue to gain market shares thanks to our customers’ confidence in our technology and people. Operational excellence is proving to be a key competitive advantage and we continue to strive for efficiency gains throughout our operations.

We are inspired by the growth in services and the trust our customers show in our ability to operate and maintain their networks. Operators are rapidly increasing their focus on total cost of ownership and the savings we are able to offer are of obvious value. Through several strategic contract wins we have extended our leadership. Our strong position in both services and infrastructure expands the growth potential of our business.

The strong WCDMA/HSDPA development continues. The higher HSDPA transmission speeds make a dramatic difference to the user experiences and we expect most WCDMA operators to launch HSDPA before year-end 2006. So far we have installed 21 networks with HSDPA capabilities in 17 countries around the world, spearheading the development to mobile broadband.

Convergence and next generation IP networks continue to be key development areas for the industry. The upgrade to fixed and mobile broadband is accelerating traffic in the world’s networks. The acquisition of Marconi is a strategic move to strengthen our position, both in terms of our offering for the growing transmission segment and in the development of next generation networks,” concludes Carl-Henric Svanberg.

FINANCIAL HIGHLIGHTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Income statement and cash flow

	Fourth quarter			Third quarter		Full year
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	45.7	39.4	16%	36.2	26%	151.8	132.0	15%
Gross margin %	44.2	45.6	—	45.2	—	45.7	46.3	—
Operating income	10.4	8.9	16%	7.8	33%	33.1	26.7	24%
Operating margin %	22.7	22.7	—	21.6	—	21.8	20.2	—
Income after financial items	10.1	8.7	16%	8.0	26%	33.3	26.2	27%
Net income 1)	8.5	5.6	52%	5.3	60%	24.3	17.5	39%
Earnings per share, SEK 1)	0.54	0.35	—	0.34	—	1.53	1.11	—
Cash flow before financial investing activities incl. pension trust funding	13.5	5.3	—	-1.1	—	11.3	17.7	—
Cash flow before financial investing activities	13.5	5.3	—	-1.1	—	19.6	17.7	—

1)	Attributable to stockholders of the parent company, excluding minority interest.

Sales were up 26% sequentially due to seasonality and strong growth in services. For the full year, sales were up 15% with growth across all regions. Compared to the fourth quarter 2004, all market areas were up except for Western Europe, which was slightly down. Currency exchange effects had only an immaterial impact on sales year-over-year.

Gross margin was 44.2% during the quarter, a slight sequential decline, reflecting the increased proportion of services sales. The operating margin increased sequentially from 21.6% to 22.7% due to higher sales combined with less growth in operating expenses. For the full year, operating expenses increased by 5% while sales grew by 15% reflecting our continuous focus on operational excellence.

Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -0.2 b. in the quarter and SEK -2.9 b. for the full year.

The financial net was negative in the quarter. This is mainly due to increased interest rates with a short-term negative impact on the market value of financial investments.

Net income increased by 39% for the full year and earnings per share increased by 38% for the full year due to higher sales and strong margins with focus on operational excellence. In addition, the tax rate for the full year decreased to 27% compared to an estimated tax rate of approximately 32%, which was reflected in the fourth quarter. This lower tax rate was a result of certain subsidiaries experiencing positive effects on their tax positions.

Cash flow before financial investing activities was SEK 13.5 b. in the fourth quarter. For the full year, cash flow before financial investing activities was SEK 19.6 b. (17.7 b.) reflecting the strong business performance. Including the funding of a pension trust in early 2005, by SEK 8.3 b., cash flow before financial investing activities for 2005 was SEK 11.3 b.

Balance sheet and other performance indicators

	Full year		Nine months
SEK b.	2005	2004	2005
Net cash	53.4	42.9	41.3
Interest-bearing provisions and liabilities	28.1	33.6	29.3
Days sales outstanding	81	75	102
Inventory turnover	5.0	5.7	4.5
Net customer financing	4.9	3.6	4.5
Equity ratio %	50.5	43.8	49.2

The financial position remained strong for the year. Net cash increased SEK 10.5 b. to SEK 53.4 (42.9) b., and the equity ratio is 50.5% (43.8%), an increase of 7 percentage points during the twelve-month period.

Days sales outstanding were 81 days, a decrease of 21 days compared to the third quarter. Inventories, including work in progress, were down in the quarter by SEK 0.6 b. to SEK 19.2 (14.0) b. For the full year, inventories, including work in progress, increased by SEK 5.2 b. due to higher business activities.

Deferred tax assets were reduced by SEK 3.5 b. for the full year, reducing the remaining balance from SEK 20.8 b. to SEK 17.3 at year-end.

Cash outlays with regards to restructuring amounted to SEK 1.5 b. for the full year. Of this, SEK 0.3 b. was paid in the fourth quarter.

MARKET AND BUSINESS HIGHLIGHTS

Long-term industry growth drivers remain solid. Voice and data traffic is increasing steadily as a result of new subscribers, new and improved services and lower tariffs. With increased fixed and mobile broadband capabilities, consumer demands for rich services requiring higher transmission rates can be met. The broadband development fuels the mobile content industry and demand for services such as mobile music, video and mobile TV.

WCDMA/HSDPA continues to gain traction with rollouts and launches in many countries. Ericsson’s leading WCDMA position was expanded further during the year with key contracts and build-outs across all regions. At the same time, the GSM business continues to develop favorably with all-time-high shipments. Communication is a basic human need and GSM is a cornerstone of making this possible and will continue to develop well, especially in emerging markets. GSM also paves the way for a migration to WCDMA.

Lowering operating expenses is a key target for operators as competition intensifies and as new richer services increase complexity in their operations. As a consequence, there is a growing interest for Ericsson’s managed services portfolio, which offer considerably lower total network operating costs. Sales growth in professional services has accelerated during the year, especially in systems integration, managed services and hosting.

Regional overview

Western Europe sales were up 5% for the full year but declined by 4% compared to same quarter last year. Operator consolidation is ongoing, which affects operator investments in the near term but at the same time, this accelerates focus on total cost of ownership and also drives a growing demand for managed services. The tariff competition is intense and should generate traffic growth and a need for continued capacity investments. Increasing consumer demand for richer services drives accelerating 3G subscriber uptake and operator upgrades to HSDPA (High Speed Data Packet Access).

Eastern Europe, Middle East and Africa sales grew by 19% for the full year and by 22% compared to the same quarter last year. WCDMA/HSDPA deployments have started in certain parts of the region. Most of Africa and the Middle East are however in the early stages of mobile communications development, with GSM as the prevailing technology. Operator consolidation is ongoing, led by regional as well as international players.

Asia Pacific sales grew by 10% for the full year and by 8% compared to same quarter last year. The China market was slower while preparing for 3G and with declining CDMA demand. The region shows great diversity in maturity of mobile communications, from very advanced mobile broadband services in densely populated areas to rural coverage for basic services. The potential for further subscriber growth is huge and the majority of the world’s next billion mobile subscribers are expected to come from this region.

North America sales grew by 26% for the full year and by 82% compared to same quarter last year. Through their WCDMA/HSDPA rollout, Cingular is driving the market and leading industry development. Operator competition continues on a high level and operators focus on quality and coverage, as well as on the introduction of new services.

Latin America sales grew by 32% for the full year and by 33% compared to same quarter last year. The activity level in Latin America has been high, with continued GSM network rollouts and capacity enhancements to accommodate the strong subscriber growth.

Subscriber growth

During 2005, 35 new WCDMA networks were commercially launched, bringing the total to 91. Ericsson is a supplier to 49 of these networks. The number of WCDMA subscriptions is accelerating and grew by approximately 13 million to more than 47 million during the quarter and have nearly tripled from 16 million at the beginning of 2005.

Net mobile subscription additions were some 450 million in 2005. At year-end, worldwide subscription penetration reached 34% with close to 2.2 billion subscriptions in total, of which more than 1.7 billion are GSM. The strong subscriber additions continue and the global number of subscriptions is expected to pass three billion before 2010. Approximately 50 million new fixed broadband subscriptions were added during the year.

OUTLOOK

All estimates are measured in USD and refer to market growth compared to previous year.

The traffic growth in the world’s mobile networks is expected to continue as a result of both new services and new subscribers. For 2006 we continue to believe that the global mobile systems market, measured in USD, will show moderate growth compared to 2005.

We also continue to believe that the addressable market for professional services will continue to show good growth in 2006.

With our technology leadership and global presence we are well positioned to take advantage of the market opportunities.

SEGMENT RESULTS

2004 numbers restated in accordance with IFRS, please see www.ericsson.com/investors/doc/ifrs_statement.pdf. IAS 39 implemented as of January 1, 2005, related to financial instruments.

Systems

	Fourth quarter			Third quarter		Full year
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	43.0	36.8	17%	33.9	27%	142.1	122.9	16%
Mobile networks	33.6	29.1	16%	26.8	26%	112.6	98.2	15%
Fixed networks	1.3	1.5	-16%	1.1	12%	4.6	4.6	—
Professional services	8.1	6.2	31%	6.0	34%	24.9	20.1	24%
Operating income	9.4	7.9	—	7.1	—	30.9	23.2	—
Operating margin %	22	21	—	21	—	22	19	—

Sales in Mobile Networks grew by 15% for the year and 16% compared to same quarter last year. In the evolution from GSM to WCDMA, most customers are deploying networks that combine GSM and WCDMA. Of radio access sales, 47% was WCDMA/EDGE related in the quarter. The strong subscriber additions continue and support the growth in mobile networks sales.

Global Services sales (i.e. network rollout plus professional services) increased close to 38% compared to same quarter last year and 29% for the full year. Sales of professional services developed strongly during the quarter and grew 31% compared to same quarter last year and 24% for the full year. Supporting this growth, the number of employees within the services area was expanded by 1,100 in the quarter.

Other Operations

	Fourth quarter			Third quarter		Full year
SEK b.	2005	2004	Change	2005	Change	2005	2004	Change
Net sales	3.0	3.3	-9%	2.5	20%	10.9	11.4	-4%
Operating income	0.2	0.5	—	0.1	—	0.3	1.3	—
Operating margin %	7	14	—	5	—	3	11	—

Operating margin within Other operations was negatively affected by approximately SEK 0.2 b. due to one-off payments for patent dispute settlement.

Both Ericsson Mobile Platforms and Ericsson Network Technologies (Cables) showed good growth while other units showed decreasing sales.

SONY ERICSSON MOBILE COMMUNICATIONS

For information on transactions with Sony Ericsson Mobile Communications, please see Financial statements and additional information.

Sony Ericsson Mobile Communications (Sony Ericsson) reported a record year in 2005 with 51.2 million units shipped, up 21% for the full year. Sales increased by 11% to EUR 7.3 b. Net income for 2005 was EUR 356 million which represents an increase of EUR 40 million compared to the previous year. Ericsson’s share in Sony Ericsson’s income before tax was SEK 2.3 b. for the full year, compared to SEK 2.1 b. in 2004.

The fourth quarter was a record quarter in terms of volumes, sales and net income for Sony Ericsson. The second half of 2005 was particularly strong due to the success of hit model phones in both the imaging and music product categories. A highlight of Sony Ericsson’s year was the global success of Walkman branded music phones such as the W800, W600, W550 and the W900. Since the first Walkman branded phone was launched in volume in August, Sony Ericsson has shipped 3 million Walkman branded units.

ERICSSON BUSINESS AND TECHNOLOGY MILESTONES 2005

GSM/WCDMA

The success of GSM continues, adding both additional subscribers and coverage across the world, particularly in emerging markets. GSM/WCDMA has become the prevailing mobile standard with over 80% of all subscribers in the world.

New GSM customers and expansion contracts were announced in countries such as Argentina, Bangladesh, China, Colombia, Costa Rica, Ethiopia, India, Indonesia, Pakistan, Russia, Serbia, Sri Lanka, Turkey, Ukraine, Uruguay and Vietnam as well as the supply of T-Mobile’s new GSM network in Germany.

Ericsson’s technology leadership was demonstrated by new and expansion WCDMA contracts announced with BITE Group, Cellcom, Connex, EMT, Far EasTone, Finnet, H3G in UK, Maxis, Pannon GSM, Partner, Polska Telefonica Cyfrowa, Svenska UMTS-N, TDC, Telstra, T-Mobile Hungary, T-Mobile Slovakia, General Dynamics, Vibo Telecom and Vodafone Fiji.

Next generation networks

By year-end, Ericsson’s HSDPA solution was installed in 21 networks in 17 countries. Ericsson started the year off by setting a world record in high-speed data downloads (HSDPA) with 11 Mbps over the air. Ericsson and 3 Scandinavia also demonstrated 1.5 Mbps enhanced uplink (HSUPA) in a live WCDMA system.

Ericsson signed 18 IMS system contracts for commercial launch and additionally performed 37 trials based on the IMS standard. The worldwide contracts include GSM/GPRS, WCDMA, CDMA2000 and wireline implementations.

Ericsson’s softswitch solutions are handling traffic in 60 commercially deployed networks worldwide. In 2005, Ericsson announced agreements for mobile and fixed softswitches with Al Madar, AMX, BT’s 21st Century, Celtel, Maltacom, Mobtel, iiNet, ONI, REACH, SunCom Wireless, Telecom Egypt, TeliaSonera International Carrier, VimpelCom and Vodafone Fiji.

Ericsson’s competitive high performance IP-based broadband solutions are gaining momentum with contracts announced in Australia, Denmark, Greece, Hungary, Malaysia, Northern Latin America, Norway, Philippines, Sweden, UK and Vietnam. Ericsson has won agreements for delivery of two million next generation IP broadband access lines, representing approximately a 15% share of this fast growing market.

Services

2005 was a breakthrough year for managed services for operations and for hosting. Announced contracts include BASE, Bharti, EMT, GrameenPhone, H3G (Sweden, Norway, Denmark), H3G Italy, H3G UK, ICE, M1, Maxis, Nawras, ONI, SeaMobile, Sonaecom, Sun Cellular, Telemar/Oi, Vivo, Vodafone Fiji and Warid Telecom. The contracts with H3G in Italy and UK are the largest in the industry to date and are further evidence of Ericsson’s leading position in this field. The latter contract also included supply of infrastructure.

Major integration projects during the year include the nationwide merger and migration of Cingular’s mobile network and service delivery platform and taking the role as prime integrator of the multi-vendor IMS solution for Sprint. Announced systems integration and service delivery platform contracts include Telstra (Australia) and Taiwan Cellular Corporation.

Other business highlights

Ericsson Mobile Platforms (EMP) has reached a number of milestones during the year including: 30 WCDMA/GPRS models launched based on Ericsson’s mobile platforms, Ericsson technology used in more than 15 million of the world’s WCDMA handsets and EMP was first to complete seamless handover between EDGE and WCDMA. During the year EMP announced new customers Arima and SAGEM. Earlier announced customers include Amoi, Bellwave, Flextronics, HTC, LG Electronics, Lite-On, NEC, Sharp, Sony Ericsson and TCL Mobile.

Ericsson launched the world’s first interactive mobile TV solution together with NRK in Norway.

Ericsson’s push e-mail solution (Ericsson Mobile Organizer, EMO) was officially chosen by Idea Cellular, MobileCom, Sun Cellular, Telemar/Oi and Wataniya Telecom.

PARENT COMPANY INFORMATION

Net sales for the year amounted to SEK 1.1 (2.6) b. and income after financial items was SEK 14.0 (7.4) b. Profits from disposal of shares to a subsidiary have affected income positively by SEK 6.7 b.

Major changes in the Parent Company’s financial position for the year include increased short- and long-term receivables from subsidiaries of SEK 11.3 b., increased investments in subsidiaries of SEK 4.2 b. and decreased other current receivables of SEK 4.5. At year-end, cash and short-term cash investments amounted to SEK 75.0 (71.7) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 7,202,621 shares from treasury stock were sold or distributed to employees during the fourth quarter. The holding of treasury stock at December 31, 2005, was 268,065,241 Class B shares.

DIVIDEND PROPOSAL

The Board of Directors will propose to the Annual General Meeting a dividend of SEK 0.45 per share and Thursday, April 13, 2006, as record day for payment of dividend.

ANNUAL REPORT

The annual report will be made available to shareholders at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, approximately two weeks prior to the Annual General Meeting 2006.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of shareholders will be held on April 10, 2006, 15.00 (CET) in Stockholm Globe Arena.

ACQUISITION OF MARCONI’S TELECOMMUNICATIONS BUSINESS

On October 25, 2005, Ericsson announced the intention to acquire strategic parts of Marconi’s telecommunications business for SEK 16.8 b. in cash. The acquisition strengthens Ericsson’s position in the accelerating transmission segment and expands Ericsson’s platform for leadership in next generation converging networks. As fixed and mobile services converge, Ericsson’s customers will benefit from the acquisition.

Marconi shareholder and relevant regulatory approvals have been obtained and closing took place on January 23, 2006, with the exception of a few smaller subsidiaries.

Ericsson has acquired assets expected to generate 2005 sales of approximately SEK 14.0 b. (GBP 1.0 b.). The acquired businesses had net tangible assets of approximately SEK 1.4 b. (GBP 0.1 b.) as of September 30, 2005. The acquisition cost will mainly be allocated to intellectual property rights (patents, brands, trade marks, etc), which are expected to be tax deductible. The acquired Marconi businesses are expected to have a neutral effect on earnings per share in 2006 and contribute positively to earnings per share from 2007.

The integration process is developing according to plan. The head of the integration process is reporting to the President and CEO of Ericsson. Marconi products and solutions are planned to be fully integrated into Ericsson’s portfolio. Under the transaction approximately 6,660 employees have been transferred to Ericsson in January 2006.

CHANGE IN ACCOUNTING PRINCIPLES FOR PENSIONS 2006

Effective January 2006, Ericsson will adopt the new option in IAS 19, Employee benefits, on how to recognize actuarial gains and losses. The currently used method to recognize actuarial gains and losses - to the extent that they fall outside the 10%-corridor - is that they are amortized over the average remaining service time of plan participants. Instead, all actuarial gains and losses will effective January 1, 2006, be recognized directly to equity, net of deferred tax, in the period they occur. The amount recognized in equity will be disclosed and reconciled in a statement of changes in equity, “Statement of recognized income and expense”. Earlier reporting-periods will be restated accordingly. The adoption of the new option will increase provision for post-employment benefits with net SEK 3.5 b., and will affect equity by approximately SEK 2.5 b.

Stockholm, January 31, 2006

Carl-Henric Svanberg

President and CEO

Date for next report: April 21, 2006

AUDITORS’ REPORT

We have reviewed the interim report for the twelve-month period ended December 31, 2005, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.

Stockholm, January 31, 2006

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

EDITOR’S NOTE

To read the complete report with tables please go to: http://www.ericsson.com/investors/financial_reports/2005/12month05-en.pdf

Ericsson invites the media, investors and analysts to a press conference at the Ericsson headquarters, Torshamnsgatan 23, Stockholm, at 09.00 (CET), January 31.

An analyst and media conference call will begin at 14.00 (CET).

Live audio webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President,	Glenn Sapadin, Investor Relations,
Communications	North America
Phone: +46 8 719 4044	Phone: +1 212 843 8435;
E-mail: investor.relations@ericsson.com or press.relations@ericsson.com	E-mail: investor.relations@ericsson.com

Media
Investors	Åse Lindskog, Director,
Gary Pinkham, Vice President,	Head of Media Relations
Investor Relations	Phone: +46 8 719 9725, +46 730 244 872;
Phone: +46 8 719 0000;	E-mail: press.relations@ericsson.com
E-mail: investor.relations@ericsson.com
Ola Rembe, Director,
Susanne Andersson, Investor Relations	Media Relations
Phone: +46 8 719 4631;	Phone: +46 8 719 9727, +46 730 244 873;
E-mail: investor.relations@ericsson.com	E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

ERICSSON

CONSOLIDATED INCOME STATEMENT

SEK million	Oct - Dec			Jan - Dec
	2005	2004	Change	2005	2004	Change
Net sales	45,665	39,430	16%	151,821	131,972	15%
Cost of sales	-25,497	-21,451		-82,369	-70,864

Gross margin	20,168	17,979	12%	69,452	61,108	14%
Gross margin %	44.2%	45.6%		45.7%	46.3%
Research and development and other technical expenses	-6,378	-6,804		-24,454	-23,421
Selling and administrative expenses	-5,332	-4,002		-16,800	-15,921

Operating expenses	-11,710	-10,806		-41,254	-39,342
Other operating income	883	1,150		2,491	2,617
Share in earnings of JV and associated companies	1,013	610		2,395	2,323

Operating income	10,354	8,933	16%	33,084	26,706	24%
Operating margin %	22.7%	22.7%		21.8%	20.2%
Financial income	362	656		2,653	3,541
Financial expenses	-643	-876		-2,402	-4,081

Income after financial items	10,073	8,713		33,335	26,166
Taxes	-1,435	-2,984		-8,875	-8,330

Net income	8,638	5,729	51%	24,460	17,836	37%
of which
Net income attributable to stockholders of the parent company	8,541	5,618		24,315	17,539
Net income attributable to minority interest	97	111		145	297
Other information
Average number of shares, basic (million)	15,859	15,832		15,843	15,829
Earnings per share, basic (SEK) 1)	0.54	0.35		1.53	1.11
Earnings per share, diluted (SEK) 1)	0.54	0.35		1.53	1.11

Reconciliation of Net income from Swedish GAAP to IFRS

Net income, Swedish GAAP		5,977			19,024
Reclassification of minority interest		111			297
Reversal of amortization of goodwill		111			475
Stock Option Plans		-8			-45
Amortization of capitalized development costs		-642			-2,660
Taxes		180			745

Net income, IFRS		5,729			17,836

1)	Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2005	Sep 30 2005	Dec 31 2004	Jan 1 2005
ASSETS
Non-current assets (Fixed)
Intangible assets
Capitalized development expenses	6,161	6,462	8,091	8,091
Goodwill	7,362	7,183	5,766	5,766
Other	939	1,115	748	748
Property, plant and equipment (tangible assets)	6,966	6,439	5,845	5,845
Financial assets
Equity in JV and associated companies	6,313	5,487	4,155	4,155
Other investments in shares and participations	805	794	543	954
Customer financing, non-current (long-term)	1,322	1,349	2,150	2,150
Other financial assets, non-current (long-term) 1)	3,514	2,264	1,236	2,173
Deferred tax assets	17,294	16,897	20,766	20,689

	50,676	47,990	49,300	50,571

Current assets
Inventories	19,208	19,775	14,003	14,003
Financial assets
Accounts receivable - trade	41,242	41,339	32,644	31,688
Customer financing, current (short-term)	3,624	3,109	1,446	1,446
Other current receivables	12,574	12,637	12,239	15,814
Short-term investments	39,767	47,474	46,142	46,142
Cash and cash equivalents	41,738	23,112	30,412	30,412

	158,153	147,446	136,886	139,505

Total assets	208,829	195,436	186,186	190,076

EQUITY AND LIABILITIES
Equity
Stockholders’ Equity	104,677	95,465	80,445	81,934
Minority interest in equity of consolidated subsidiaries	850	781	1,057	1,057

	105,527	96,246	81,502	82,991

Non-current liabilities (Long-term)
Post-employment benefits (pensions) 1)	3,125	1,899	10,087	10,087
Other provisions, non-current (long-term)	904	1,042	1,146	1,146
Deferred tax liabilities 2)	391	478	421	870
Borrowings, non-current 3)	14,185	14,148	21,837	22,774
Other non-current liabilities (long-term)	2,740	2,580	1,856	1,856

	21,345	20,147	35,347	36,733

Current liabilities
Other provisions, current	17,764	21,336	23,632	23,632
Borrowings, current (interest-bearing)	10,784	13,205	1,719	1,719
Accounts payable	12,584	11,702	10,988	10,782
Other current liabilities	40,825	32,800	32,998	34,219

	81,957	79,043	69,337	70,352

Total Equity and liabilities	208,829	195,436	186,186	190,076

Of which interest-bearing provisions and liabilities	28,094	29,252	33,643	34,580
Net cash	53,411	41,334	42,911	41,974
Assets pledged as collateral 4)	549	907	7,985	7,985
Contingent liabilities	1,708	1,584	1,014	1,014

1)	Pensions is reported gross at Post-employment benefits and Other financial assets, non-current.

2)	Deferred tax liabilities amounted to 67 MSEK per March 2005 and 416 MSEK per June 2005.

3)	Borrowings - non current, formerly reported as Notes and bond loans and Liabilities to financial institutions.

4)	The major part of the decrease in assets pledged as collateral is attributable to the funding of the Swedish Pension Trust

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct - Dec		Jan - Dec
Years ended December 31, SEK million	2005	2004	2005	2004
Net income attributable to stockholders of the parent company	8,541	5,618	24,315	17,539
Adjustments to reconcile net income to cash	2,741	3,275	10,845	10,490

	11,282	8,893	35,160	28,029
Operating net assets
Inventories	480	2,051	-3,668	-3,432
Customer financing, current and non-current	-472	-850	-641	-65
Accounts receivable	475	-2,436	-5,874	-1,403
Other	3,298	-1,371	-8,308	-650

Cash flow from operating activities	15,063	6,287	16,669	22,479
Investing activities
Product development	-426	-354	-1,174	-1,146
Other investing activities	-1,133	-598	-4,170	-3,642
Cash flow from investing activities	-1,559	-952	-5,344	-4,788

Cash flow before financial investing activities	13,504	5,335	11,325	17,691

Short-term investments	7,707	-16,836	6,375	-26,050

Cash flow from investing activities	6,148	-17,788	1,031	-30,838

Cash flow before financing activities	21,211	-11,501	17,700	-8,359

Dividends paid	-44	-140	-4,133	-292
Sale/repurchase of own stock	24	6	117	15
Other financing activities	-2,847	-1,225	-2,070	-14,281

Cash flow from financing activities	-2,867	-1,359	-6,086	-14,558
Effect of exchange rate changes on cash	282	-30	-288	214

Net change in cash	18,626	-12,890	11,326	-22,703
Cash and cash equivalents, beginning of period	23,112	43,302	30,412	53,115

Cash and cash equivalents, end of period	41,738	30,412	41,738	30,412

CHANGES IN EQUITY

	Jan - Dec 2005			Jan - Dec 2004
SEK million	Stock- holders’ Equity	Minority interest	Total Equity	Stock- holders’ Equity	Minority interest	Total Equity
Opening balance	80,445	1,057	81,502	63,820	2,299	66,119
Adjustment for IAS 39	1,489	—	1,489	—	—	—

Opening balance in accordance with new accounting principle	81,934	1,057	82,991	63,820	2,299	66,119
Stock issue, net	—	17	17	—	—	—
Sale of own shares	117	—	117	15	—	15
Stock Purchase and Stock Option Plans	242	—	242	204	—	204
Dividends paid	-3,959	-174	-4,133	—	-292	-292
Business combinations	—	-342	-342	—	-1,182	-1,182
Changes in cumulative translation effects due to changes in foreign currency exchange rates	4,037	147	4,184	-1,135	-65	-1,200
Changes in hedge reserve	-1,859	—	-1,859	—	—	—
Revaluation of other investments in shares and participations	-150	—	-150	—	—	—
Adjustment of cost for stock issue 2002	—	—	—	2	—	2
Net income	24,315	145	24,460	17,539	297	17,836

Closing balance	104,677	850	105,527	80,445	1,057	81,502

Reconciliation of Equity Dec 31, 2005 from Swedish GAAP to IFRS

Closing balance, Swedish GAAP			77,299
Reclassification of minority interest			1,057
Capitalization of development costs			2,699
Goodwill			447

Closing balance, IFRS			81,502

Reconciliation of Equity Dec 31, 2004 according to IFRS and Jan 1, 2005 including IAS 39

Closing balance, IFRS			81,502
Hedge Reserve			1,155
Revaluation of other investments			334

Opening balance Jan 1, 2005			82,991

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

SEK million	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	45,665	36,245	38,444	31,467	39,430	31,836	32,595	28,111
Cost of sales	-25,497	-19,862	-20,797	-16,213	-21,451	-16,849	-17,020	-15,544

Gross margin	20,168	16,383	17,647	15,254	17,979	14,987	15,575	12,567
Gross margin %	44.2%	45.2%	45.9%	48.5%	45.6%	47.1%	47.8%	44.7%

Research and development and other technical expenses	-6,378	-6,135	-6,267	-5,674	-6,804	-5,876	-5,291	-5,450
Selling and administrative expenses	-5,332	-3,932	-3,895	-3,641	-4,002	-3,669	-4,384	-3,866

Operating expenses	-11,710	-10,067	-10,162	-9,315	-10,806	-9,545	-9,675	-9,316

Other operating income	883	836	425	347	1,150	492	811	164
Share in earnings of JV and assoc. companies	1,013	673	393	316	610	656	539	518

Operating income	10,354	7,825	8,303	6,602	8,933	6,590	7,250	3,933
Operating margin %	22.7%	21.6%	21.6%	21.0%	22.7%	20.7%	22.2%	14.0%

Financial income	362	697	881	713	656	966	987	932
Financial expenses	-643	-490	-696	-573	-876	-1,163	-909	-1,133

Income after financial items	10,073	8,032	8,488	6,742	8,713	6,393	7,328	3,732

Taxes	-1,435	-2,649	-2,693	-2,098	-2,984	-2,008	-2,286	-1,052

Net income	8,638	5,383	5,795	4,644	5,729	4,385	5,042	2,680

of which
Net income attributable to stockholders of the parent company	8,541	5,314	5,843	4,617	5,618	4,349	4,969	2,603
Net income attributable to minority interest	97	69	-48	27	111	36	73	77
Other information

Average number of shares, basic (million)	15,859	15,845	15,835	15,756	15,832	15,830	15,829	15,749
Earnings per share, basic (SEK) 1)	0.54	0.34	0.37	0.29	0.35	0.27	0.31	0.16
Earnings per share, diluted (SEK) 1)	0.54	0.33	0.37	0.29	0.35	0.27	0.31	0.16

Reconciliation of net income from Swedish GAAP to IFRS

Net income, Swedish GAAP					5,977	4,764	5,290	2,993
Reclassification of minority interest					111	36	73	77
Reversal of amortization of goodwill					111	137	113	114
Stock Option Plans					-8	-12	-12	-13
Amortization of capitalized development costs					-642	-750	-586	-682
Taxes					180	210	164	191

Net income, IFRS					5,729	4,385	5,042	2,680

1)	Based on Net income attributable to stockholders of the parent company

Accounting policies, Ericsson adoption of IAS/IFRS in 2005

This interim report is in accordance with IAS 34. In June 2002, the EU’s Council of Ministers adopted the so-called IAS 2005 regulation. From year 2005, all exchange-listed companies within EU shall prepare and issue Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS). The term IFRS used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by Standards Interpretation Committee (SIC) and International Financial Reporting Standards Committee (IFRIC).

As from 2005, Ericsson issues Consolidated Financial Statements prepared in accordance with IFRSs as adopted by the EU. The Annual Report for 2005 as well as Interim Reports includes one comparison year, 2004, which is restated in accordance with IFRS. As a result, January 1, 2004, is the date of transition to IFRS for Ericsson. The two standards IAS 32 and 39 are adopted as from January 1, 2005 as allowed by IFRS 1 First-time Adoption of International Financial Reporting Standards. An opening balance per January 1, 2005, including the effects of IAS 32 and 39 have been prepared. IAS 39 has been amended during 2005, which was endorsed in December by EU. According to this amendment, forecasted internal transactions can be designated as cash flow hedges of foreign exchange risk. Ericsson has chosen to partly designate and report hedges of forecasted transactions in accordance with this amendment.

Comparison and information about effects

The rules for first-time adoption of IFRS are set out in IFRS 1. IFRS 1 requires one comparative year to be presented and an opening IFRS balance sheet at the date of transition to IFRS to be prepared. The transition date for Ericsson is January 1, 2004.

In general, the accounting policies applied in the opening balance shall comply with each IFRS effective at the reporting date. Some exceptions from full retrospective application are granted, however. When preparing the IFRS opening balance, the following optional exceptions from full retrospective application of IFRS accounting policies will be applied:

•	Business combinations (IFRS 3): no restatement of business combinations prior to 2004 is made. IFRS 3 is applied prospectively from January 1, 2004.

•	Property, plant and equipment (IAS 16): prior revaluations are treated as deemed cost and no restatement made.

•	Employee Benefits (IAS 19): adoption of IAS 19 is not considered a transition effect since the Swedish standard RR 29 was implemented from January 1, 2004. RR 29 is, in almost every aspect, similar to IAS 19. Accumulated actuarial gains and losses for defined benefit plans were recognized in full in the pension liability and equity at transition date.

•	IAS 32 and 39 are applied from January 1, 2005, only and no restate of comparative information is necessary. Financial assets, liabilities and derivatives are accounted for in accordance with IAS 32 and 39 as from January 1, 2005.

Ericsson has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years have been adapted to IAS/IFRS to a high degree. This, together with the optional exceptions described above, limits the effects of the adoption of IFRS to the following most significant elements:

•	Retrospective capitalization of development costs and amortization of such costs (IAS 38)

•	The cessation of goodwill amortizations (IFRS 3 and IAS 38)

•	The fair value of outstanding employee share options (IFRS 2) and recognition as expense for such share-based employee compensation in the income statement

•	The inclusion of financial instruments at fair value on the balance sheet (IAS 39) and recycling of gains and losses on cash flow hedges through equity (from January 1, 2005).

Employee benefits are already reported according to IAS 19 since the implementation of RR 29 as of January 1, 2004.

IAS 38 – Intangible assets

When adopting the Swedish accounting standard RR 15 Intangible assets in 2002, the standard was implemented prospectively, i.e. no restatement was allowed, whereas IAS 38 Intangible assets was implemented retrospectively. The capitalization according to Swedish GAAP during 2002–2004 was the same as per IFRS. Retrospective application under IFRS lead to an increase in the opening balance of intangible assets as of January 1, 2004, due to capitalized development costs related to periods prior to 2002, and increased amortizations on such assets during 2004 and onwards. The opening balance for 2004 was equal to the closing balance according to US GAAP per December 31, 2003, since capitalization of development costs has been made for US GAAP purposes historically. Due to the restatement to IFRS, intangible assets increased by SEK 6,408 million, deferred tax assets decreased by SEK 1,794 million and equity increased by SEK 4,614 million respectively. As a result amortization for 2004 increased by SEK 2,660 million under IFRS.

IFRS 3 – Business combinations including goodwill

Rules applying to reporting of business combinations (IFRS 3) have resulted in changes in reporting of acquisitions of companies. A more detailed purchase price allocation is to be made, in which fair value is also assigned to acquire intangible assets, such as customer relations, brands and patents. Goodwill arises when the purchase price exceeds the fair value of acquired net assets. Goodwill arising from acquisitions is no longer amortized but instead subject to impairment review; at least annually and when there are indicators that the carrying value may not be recoverable.

In Ericsson’s reporting during 2005, acquisitions carried out in 2004 has been accounted for in accordance with the new rules. As allowed by IFRS 1, no adjustments for acquisitions prior to the transition date, January 1, 2004 were made. The value of goodwill has been frozen at January 1, 2004, and amortization reported under Swedish GAAP for 2004 has been reversed in the IFRS restatements for 2004.

For Ericsson, the new standard has resulted in an increase in reported operating profit for 2004 of SEK 475 million. No difference in reported net income attributable to stockholders of the parent company has arisen as a result of acquisitions carried out in 2004.

IFRS 2 – Share-based Payment

As allowed by IFRS 1, Ericsson has chosen not to apply IFRS 2 and URA 46 IFRS 2 and accounting for social security costs, to equity instruments granted before November 7, 2002. For one employee option program, granted after November 7, 2002, and not yet vested by January 1, 2005, Ericsson recognizes a charge to income representing the fair value at grant date of the outstanding employee options. The fair value of the options was calculated using an option-pricing model. The total costs are recognized during the vesting period (3 years). The impact on operating profit was a charge of SEK 45 million in 2004.

For other programs there are no material differences.

IAS 32 and 39 – Financial Instruments and Hedging

IAS 32 and 39 are standards that deal with disclosure, presentation, recognition and measurement of financial instruments. These standards are applied from January 1, 2005.

A major effect is that derivatives are recognized at fair value on the balance sheet. Subsequent changes in fair value of derivatives are recognized in the income statement, unless the derivative is a hedging instrument in (i) a cash flow hedge or (ii) a hedge of a net investment in a foreign operation. In those cases, the effective portion of fair value changes of the derivative will be recognized in equity until the hedged transaction affects the income statement, at which moment the accumulated deferred amount in equity is recycled to the income statement. For derivatives assigned as (iii) fair value hedges, fair value changes on both the derivative and the hedged item, attributable to the hedged risk, will be recognized in the income statement and offset each other to the extent the hedge is effective.

The opening balance January 1, 2005, was affected by SEK 3,556 million in assets, SEK 1,952 million in liabilities and SEK 1,155 million in equity net of deferred tax as a result of accounting for derivatives at fair value.

Other investments in shares and participations are classified as available-for-sale in accordance with IAS 39 and will thus be reported at fair value. For investments in quoted companies, fair values are determined based on share prices at the balance sheet date and for non-quoted investments, fair values are estimated.

The effect in the opening balance January 1, 2005, was an increase of SEK 411 million in assets and an increase of SEK 334 million in the equity, net of deferred tax.

IAS 19 – Employee Benefits

Ericsson reports pensions and similar benefits according to IFRS (IAS 19), which is similar to RR 29 that was implemented from January 1, 2004. The effect of adoption of IAS 19 is therefore not considered a transition effect. Actuarial gains and losses were recognized in the opening balance January 1, 2004.

Reclassification of provisions

In accordance with IAS 1 Presentation of Financial Statements, provisions need to be presented as both current and non-current. A liability shall be classified as current when it satisfies any of the following criteria: a) it is expected to be settled in the entity’s normal operating cycle; (b) it is held primarily for the purpose of being traded; (c) it is due to be settled within twelve months after the balance sheet date; or (d) the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. All other liabilities shall be classified as non-current. Accordingly, Ericsson has reclassified provisions in the balance sheet to current and non-current liabilities under IFRS. The operating cycle for Ericsson is approximately 24 months.

Impact of IFRS on the Statement of Cash Flows

According to IAS 7 “Cash Flow”, Ericsson defines cash and cash equivalents to include only short-term highly liquid investments with remaining maturity at acquisition date of three months or less. Under Swedish praxis, a broader interpretation was earlier made, where also readily marketable securities designated for liquidity management purposes only and with a low risk for value changes and with a maturity exceeding three months were included. The restated statements of cash flow for 2004 and the opening balance for the Ericsson group according to IAS 7 has therefore reflected cash and cash equivalents that are different to those previously reported under Swedish GAAP.

Parent Company information

The Parent Company has adopted RR 32 “Reporting in separate financial statements “as from January 1, 2005. RR 32 requires the Parent Company to use similar accounting principles as for the Group, i.e. IFRS to the extent allowed by RR 32. The adoption of RR 32 has not had any effect on the reported profit or loss for 2004 or for the six month period ended June 30, 2005. As allowed by the transition rules in RR 32, the Parent Company has decided to adopt IAS 39 “Financial instruments Recognition and Measurement”, to the extent allowed by the Annual Accounts Act as from January 1, 2006. The most significant impact of this is expected to be the recognition of derivatives financial instruments at fair value on the balance sheet.

NET SALES BY SEGMENT BY QUARTER

SEK million

Isolated quarters	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	43,020	33,939	36,138	29,002	36,798	29,627	30,380	26,092
- Mobile Networks	33,664	26,763	28,770	23,450	29,096	23,773	24,241	21,081
- Fixed Networks	1,270	1,137	1,130	1,048	1,519	1,027	1,129	896
Total Network Equipment	34,934	27,900	29,900	24,498	30,615	24,800	25,370	21,977
- Of which Network Rollout	5,451	3,579	3,595	2,748	3,621	2,648	2,490	2,205
Professional Services	8,086	6,039	6,238	4,504	6,183	4,827	5,010	4,115
Other Operations	3,012	2,502	2,670	2,712	3,306	2,828	2,806	2,449
Less: Intersegment Sales	-367	-196	-364	-247	-674	-619	-591	-430

Total	45,665	36,245	38,444	31,467	39,430	31,836	32,595	28,111

Sequential change	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	27%	-6%	25%	-21%	24%	-2%	16%	-22%
- Mobile Networks	26%	-7%	23%	-19%	22%	-2%	15%	-18%
- Fixed Networks	12%	1%	8%	-31%	48%	-9%	26%	-60%
Total Network Equipment	25%	-7%	22%	-20%	23%	-2%	15%	-21%
- Of which Network Rollout	52%	0%	31%	-24%	37%	6%	13%	-31%
Professional Services	34%	-3%	38%	-27%	28%	-4%	22%	-28%
Other Operations	20%	-6%	-2%	-18%	17%	1%	15%	-23%
Less: Intersegment Sales	87%	-46%	47%	-63%	9%	5%	37%	-17%

Total	26%	-6%	22%	-20%	24%	-2%	16%	-22%

Year over year change	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	17%	15%	19%	11%	10%	14%	20%	9%
- Mobile Networks	16%	13%	19%	11%	14%	20%	28%	19%
- Fixed Networks	-16%	11%	0%	17%	-32%	-39%	-48%	-53%
Total Network Equipment	14%	13%	18%	11%	10%	15%	20%	12%
- Of which Network Rollout	51%	35%	44%	25%	13%	-5%	-2%	-14%
Professional Services	31%	25%	25%	9%	8%	9%	22%	-7%
Other Operations	-9%	-12%	-5%	11%	4%	13%	11%	4%
Less: Intersegment Sales	-46%	-68%	-38%	-43%	29%	65%	308%	-8%

Total	16%	14%	18%	12%	9%	14%	18%	9%

Year to Date	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	142,099	99,079	65,140	29,002	122,897	86,099	56,472	26,092
- Mobile Networks	112,647	78,983	52,220	23,450	98,191	69,095	45,322	21,081
- Fixed Networks	4,585	3,315	2,178	1,048	4,571	3,052	2,025	896
Total Network Equipment	117,232	82,298	54,398	24,498	102,762	72,147	47,347	21,977
- Of which Network Rollout	15,373	9,922	6,343	2,748	10,964	7,343	4,695	2,205
Professional Services	24,867	16,781	10,742	4,504	20,135	13,952	9,125	4,115
Other Operations	10,896	7,884	5,382	2,712	11,389	8,083	5,255	2,449
Less: Intersegment Sales	-1,174	-807	-611	-247	-2,314	-1,640	-1,021	-430

Total	151,821	106,156	69,911	31,467	131,972	92,542	60,706	28,111

YTD year over year change	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	16%	15%	15%	11%	13%	15%	15%	9%
- Mobile Networks	15%	14%	15%	11%	20%	22%	24%	19%
- Fixed Networks	0%	9%	8%	17%	-43%	-47%	-50%	-53%
Total Network Equipment	14%	14%	15%	11%	14%	16%	16%	12%
- Of which Network Rollout	40%	35%	35%	25%	-1%	-7%	-8%	-14%
Professional Services	24%	20%	18%	9%	8%	8%	7%	-7%
Other Operations	-4%	-2%	2%	11%	8%	9%	7%	4%
Less: Intersegment Sales	-49%	-51%	-40%	-43%	54%	66%	67%	-8%

Total	15%	15%	15%	12%	12%	14%	14%	9%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

Isolated quarters	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	9,391	7,122	8,155	6,217	7,897	5,858	5,940	3,492
Phones	933	653	371	300	578	605	525	435
Other Operations	212	119	-94	46	470	248	558	22
Unallocated 1)	-182	-69	-129	39	-12	-121	227	-16

Total	10,354	7,825	8,303	6,602	8,933	6,590	7,250	3,933

As percentage of net sales	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Systems	22%	21%	23%	21%	21%	20%	20%	13%
Phones 2)	—	—	—	—	—	—	—	—
Other Operations	7%	5%	-4%	2%	14%	9%	20%	1%

Total	23%	22%	22%	21%	23%	21%	22%	14%

Year to date	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	30,885	21,494	14,372	6,217	23,187	15,290	9,432	3,492
Phones	2,257	1,324	671	300	2,143	1,565	960	435
Other Operations	283	71	-48	46	1,298	828	580	22
Unallocated 1)	-341	-159	-90	39	78	90	211	-16

Total	33,084	22,730	14,905	6,602	26,706	17,773	11,183	3,933

As percentage of net sales	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	22%	22%	22%	21%	19%	18%	17%	13%
Phones 2)	—	—	—	—	—	—	—	—
Other Operations	3%	1%	-1%	2%	11%	10%	11%	1%

Total	22%	21%	21%	21%	20%	19%	18%	14%

1) “Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses 2) Calculation not applicable NUMBER OF EMPLOYEES

Year to date	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	50,107	48,839	47,955	46,338	45,500	44,998	45,108	45,209
Other Operations	5,948	5,748	5,683	5,587	5,034	5,260	5,568	5,440

Total	56,055	54,587	53,638	51,925	50,534	50,258	50,676	50,649

Of which Sweden	21,178	21,238	21,358	21,175	21,296	21,842	22,427	22,702

Change in percent	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Systems	10%	9%	6%	2%	1%	-4%	-11%	-16%
Other Operations	18%	9%	2%	3%	-18%	-18%	-18%	-23%

Total	11%	9%	6%	3%	-2%	-6%	-12%	-17%

Of which Sweden	-1%	-3%	-5%	-7%	-13%	-13%	-19%	-22%

NET SALES BY MARKET AREA BY QUARTER

SEK million

Isolated quarters	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	12,522	9,555	9,902	9,961	13,091	9,783	9,272	7,876
Eastern Europe, Middle East & Africa 2)	12,274	9,170	9,965	8,539	10,028	8,464	7,847	7,110
North America	5,109	4,500	6,475	3,348	2,800	3,328	4,939	4,404
Latin America	5,980	5,115	4,429	3,551	4,491	3,665	3,455	2,867
Asia Pacific	9,780	7,905	7,673	6,068	9,020	6,596	7,082	5,854

Total	45,665	36,245	38,444	31,467	39,430	31,836	32,595	28,111

1) Of which Sweden	1,741	1,304	1,571	1,494	1,839	1,457	1,543	1,341
2) Of which EU, restated due to new members since April 1, 2004	13,744	10,409	10,528	10,607	14,002	10,053	10,144	8,167

Sequential change	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	31%	-4%	-1%	-24%	34%	6%	18%	-31%
Eastern Europe, Middle East & Africa 2)	34%	-8%	17%	-15%	18%	8%	10%	-14%
North America	14%	-31%	93%	20%	-16%	-33%	12%	-15%
Latin America	17%	15%	25%	-21%	23%	6%	21%	-13%
Asia Pacific	24%	3%	26%	-33%	37%	-7%	21%	-28%

Total	26%	-6%	22%	-20%	24%	-2%	16%	-22%

1) Of which Sweden	34%	-17%	5%	-19%	26%	-6%	15%	-19%
2) Of which EU, restated due to new members since April 1, 2004	32%	-1%	-1%	-24%	39%	-1%	24%	-33%

Year over year change	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Western Europe 1,2)	-4%	-2%	7%	26%	15%	23%	8%	-4%
Eastern Europe, Middle East & Africa 2)	22%	8%	27%	20%	22%	36%	21%	23%
North America	82%	35%	31%	-24%	-46%	-22%	17%	12%
Latin America	33%	40%	28%	24%	36%	38%	57%	63%
Asia Pacific	8%	20%	8%	4%	11%	-5%	16%	-5%

Total	16%	14%	18%	12%	9%	14%	18%	9%

1) Of which Sweden	-5%	-11%	2%	11%	11%	6%	7%	-4%
2) Of which EU, restated due to new members since April 1, 2004	-2%	4%	4%	30%	15%	18%	15%	-5%

Year to date	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	41,940	29,418	19,863	9,961	40,022	26,931	17,148	7,876
Eastern Europe, Middle East & Africa 2)	39,948	27,674	18,504	8,539	33,449	23,421	14,957	7,110
North America	19,432	14,323	9,823	3,348	15,471	12,671	9,343	4,404
Latin America	19,075	13,095	7,980	3,551	14,478	9,987	6,322	2,867
Asia Pacific	31,426	21,646	13,741	6,068	28,552	19,532	12,936	5,854

Total	151,821	106,156	69,911	31,467	131,972	92,542	60,706	28,111

1) Of which Sweden	6,110	4,369	3,065	1,494	6,180	4,341	2,884	1,341
2) Of which EU, restated due to new members since April 1, 2004	45,288	31,544	21,135	10,607	42,366	28,364	18,311	8,167

YTD year over year change	2005				2004
	0512	0509	0506	0503	0412	0409	0406	0403
Western Europe 1,2)	5%	9%	16%	26%	11%	9%	2%	-4%
Eastern Europe, Middle East & Africa 2)	19%	18%	24%	20%	25%	27%	22%	23%
North America	26%	13%	5%	-24%	-12%	2%	15%	12%
Latin America	32%	31%	26%	24%	46%	51%	60%	63%
Asia Pacific	10%	11%	6%	4%	4%	1%	5%	-5%

Total	15%	15%	15%	12%	12%	14%	14%	9%

1) Of which Sweden	-1%	1%	6%	11%	5%	3%	2%	-4%
2) Of which EU, restated due to new members since April 1, 2004	7%	11%	15%	30%	11%	9%	5%	-5%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Isolated Q4

Oct - Dec 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	10,678	25%	1,844	68%	12,522	27%
Eastern Europe, Middle East & Africa	11,986	28%	288	11%	12,274	27%
North America	4,902	11%	207	8%	5,109	11%
Latin America	5,917	14%	63	2%	5,980	13%
Asia Pacific	9,495	22%	285	11%	9,780	22%

Total	42,978	100%	2,687	100%	45,665	100%

Share of Total	94%		6%		100%

Oct - Dec 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	11,282	31%	1,809	59%	13,091	33%
Eastern Europe, Middle East & Africa	9,404	26%	624	21%	10,028	26%
North America	2,590	7%	210	7%	2,800	7%
Latin America	4,404	12%	87	3%	4,491	11%
Asia Pacific	8,702	24%	318	10%	9,020	23%

Total	36,382	100%	3,048	100%	39,430	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	-5%		2%		-4%
Eastern Europe, Middle East & Africa	27%		-54%		22%
North America	89%		-1%		82%
Latin America	34%		-28%		33%
Asia Pacific	9%		-10%		8%

Total	18%		-12%		16%

Year to date

Jan - Dec 2005	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Western Europe	35,705	25%	6,235	63%	41,940	28%
Eastern Europe, Middle East & Africa	38,781	28%	1,167	12%	39,948	26%
North America	18,773	13%	659	7%	19,432	13%
Latin America	18,813	13%	262	3%	19,075	12%
Asia Pacific	29,914	21%	1,512	15%	31,426	21%

Total	141,986	100%	9,835	100%	151,821	100%

Share of Total	94%		6%		100%

Jan - Dec 2004	Systems	Share of Systems	Other	Share of Other	Total	Share Total
Western Europe	33,585	28%	6,437	62%	40,022	30%
Eastern Europe, Middle East & Africa	31,932	26%	1,517	14%	33,449	26%
North America	14,750	12%	721	7%	15,471	12%
Latin America	14,125	12%	353	4%	14,478	11%
Asia Pacific	27,157	22%	1,395	13%	28,552	21%

Total	121,549	100%	10,423	100%	131,972	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Western Europe	6%		-3%		5%
Eastern Europe, Middle East & Africa	21%		-23%		19%
North America	27%		-9%		26%
Latin America	33%		-26%		32%
Asia Pacific	10%		8%		10%

Total	17%		-6%		15%

TOP 10 MARKETS IN SALES

Jan-Dec 2005

Sales	YTD Share of total sales	Q4 Share of iso. total sales
United States	12%	10%
China	8%	10%
Italy	7%	7%
Spain	5%	5%
Brazil	5%	4%
Sweden	4%	4%
Mexico	4%	4%
United Kingdom	3%	3%
Russian Federation	3%	4%
Turkey	3%	3%

CUSTOMER FINANCING RISK EXPOSURE

SEK billion	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	Jun 30 2004	Mar 31 2004
On-balance sheet credits	7	6.5	6.5	6.9	8.4	9.0	8.6	10.3
Off-balance sheet credits	0.1	0.1	0.1	0.1	0.6	1.1	1.1	1.2

Total credits	7.1	6.6	6.6	7.0	9.0	10.1	9.7	11.5
Accrued interest	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.1
Less third-party risk coverage	-0.2	-0.5	-0.1	-0.3	-0.3	-0.5	-0.5	-0.4

Ericsson’s risk exposure	7.0	6.2	6.6	6.8	8.9	9.8	9.4	11.2

On-balance sheet credits, net value	5.0	4.6	4.5	4.3	3.7	3.4	3.0	3.9
Reclassifications 1)	-0.1	-0.1	-0.1	-0.1	-0.1	—	—	—
On-balance sheet credits, net book value	4.9	4.5	4.4	4.2	3.6	3.4	3.0	3.9
Credit commitments for customer financing	3.6	2.6	2.8	2.3	2.2	2.7	3.0	3.7

1)	Reclassification due to consolidation in accordance with URA 20

TRANSACTIONS WITH SONY ERICSSON MOBILE COMMUNICATIONS

	Oct - Dec		Jan - Dec
SEK million	2005	2004	2005	2004
Sales to Sony Ericsson	528	467	1,742	1,532
Royalty from Sony Ericsson	243	144	654	611
Purchases from Sony Ericsson	138	82	827	547
Receivables from Sony Ericsson	197	142	197	142
Liabilities to Sony Ericsson	33	16	33	16

ERICSSON

OTHER INFORMATION

SEK million	Oct - Dec 2005	Oct - Dec 2004	Jan - Dec 2005	Jan - Dec 2004
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	268	300	268	300
Number of shares outstanding, basic, end of period (million)	15,864	15,832	15,864	15,832
Numbers of shares outstanding, diluted, end of period (million)	15,927	15,898	15,927	15,898
Average number of treasury shares (million)	273	300	289	303
Average number of shares outstanding, basic (million)	15,859	15,832	15,843	15,829
Average number of shares outstanding, diluted (million) 1)	15,923	15,898	15,907	15,895
Earnings per share, basic (SEK)	0.54	0.35	1.53	1.11
Earnings per share, diluted (SEK)1)	0.54	0.35	1.53	1.11

Ratios 2)
Equity ratio, percent	—	—	50.5%	43.8%
Capital turnover (times)	1.4	1.4	1.2	1.2
Accounts receivable turnover (times)	4.4	5.0	4.1	4.1
Inventory turnover (times)	5.2	5.6	5.0	5.7
Return on equity, percent	34.2%	28.9%	26.2%	24.2%
Return on capital employed, percent	33.1%	33.6%	28.7%	26.4%
Days Sales Outstanding	—	—	81	75
Payment readiness, end of period	—	—	78,647	81,447
Payment readiness, as percentage of sales	—	—	51.8%	61.7%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.28	9.12
- closing rate	—	—	9.42	9.00
SEK / USD - average rate	—	—	7.45	7.33
- closing rate	—	—	7.93	6.61

Other
Additions to property, plant and equipment	1,091	794	3,365	2,452
- Of which in Sweden	233	408	965	1,148
Additions to capitalized development expenses	426	354	1174	1,146
Capitalization of development expenses, net	-301	-845	-1,930	-3,101
Depreciation of property, plant and equipment and other intangible assets	565	532	2,598	2,757
Amortization of development expenses	727	1,199	3,104	4,247

Total depreciation and amortization of property, plant and equipment / intangible assets	1,292	1,731	5,702	7,004
Export sales from Sweden	24,013	22,955	93,879	86,510

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

2)	Ratios restated in accordance with IFRS, excluding IAS 39

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 31, 2006